UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 14, 2024

ARCA biopharma, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	000-22873	36-3855489
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10170 Church Ranch Way Suite 100
Westminster, Colorado	80021
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (720) 940-2100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common	ABIO	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On August 14, 2024, ARCA biopharma, Inc., a Delaware corporation (“ARCA”), entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Genvara Biopharma, Inc., a Colorado corporation (the “Buyer”), pursuant to which the Buyer has agreed to purchase, assume and accept from ARCA all of the rights, title and interest in, to and under the assets, interests and liabilities exclusively related to the business of ARCA as conducted at any time prior to August 14, 2024, solely related to ARCA’s legacy Gencaro (bucindolol hydrochloride) program for the treatment of atrial fibrillation, and rNAPc2(AB201) for the treatment of COVID-19 (excluding certain excluded assets) (the “ARCA Legacy Assets”) to Buyer in exchange for a one-time cash payment of $300,000 (the “Transaction”). The closing of the Transaction will be automatically effective as of immediately following the consummation of the First Merger (as defined below) (the “Closing”) pursuant to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated as of April 3, 2024, among ARCA, Atlas Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of ARCA (“Merger Sub I”), Atlas Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of ARCA (“Merger Sub II”) and Oruka Therapeutics, Inc., a Delaware corporation (“Oruka”), pursuant to which, among other things, Merger Sub I will merge with and into Oruka, with Oruka surviving the merger as the surviving corporation (the “First Merger”) and as part of the same overall transaction, the surviving corporation in the First Merger will merge with and into Merger Sub II with Merger Sub II continuing as a wholly owned subsidiary of ARCA (the “Second Merger” and together with the First Merger, the “Merger”).

The Asset Purchase Agreement contains representations, warranties and covenants of the parties as further described therein.

Dr. Michael Bristow, the former President and Chief Executive Officer and a former member of the board of directors of ARCA, is the majority stockholder, founder and president and chief executive officer of the Buyer.

The foregoing description of the Asset Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Asset Purchase Agreement, a copy of which is attached as Exhibit 10.1 to this report and is incorporated by reference herein.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning ARCA, Oruka, the proposed transactions and other matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Merger and the Transaction; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger (including completion of ARCA’s Asset Purchase Agreement and Oruka’s private placement) and cash runway of the combined company; the expected contribution and payment of dividends in connection with the Merger, including the timing thereof; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the combined company having sufficient resources to advance its pipeline candidates; and other statements that are not historical fact. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting ARCA, Oruka, including the pre-closing private financing, or the Merger will be those that have been anticipated.

The forward-looking statements contained in this communication are based on current expectations and beliefs concerning future developments and their potential effects and therefore subject to other risks and uncertainties. These risks and uncertainties include, but are not limited to, risks associated with the possible failure to satisfy the conditions to the closing or consummation of the Merger, including ARCA’s failure to obtain stockholder approval for the Merger, risks associated with the potential failure to complete the financing transaction and the Transaction in a timely manner or at all, risks associated with the uncertainty as to the timing of the consummation of the Merger, including the Transaction, and the ability of each of ARCA and Oruka to consummate the transactions contemplated by the Merger, risks associated with ARCA’s continued listing on Nasdaq until closing of the Merger, the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger prior to the closing or consummation of the Merger, risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the effect of the completion of the Merger on the combined company’s business relationships, operating results and business generally; risks associated with the combined company’s ability to manage expenses and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the combined company’s ability to correctly estimate its operating expenses and other events; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates or its preclinical programs; the outcome of any legal proceedings that may be instituted against the combined company or any of its directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of the combined company to obtain, maintain and protect its intellectual property rights, in particular those related to its product candidates; the combined company’s ability to advance the development of its product candidates or preclinical activities under the timelines it anticipates in planned and future clinical trials; the combined company’s ability to replicate in later clinical trials positive results found in preclinical studies and early-stage clinical trials of its product candidates; the combined company’s ability to realize the anticipated benefits of its research and development programs, strategic partnerships, licensing programs or other collaborations; regulatory requirements or developments and the combined company’s ability to obtain necessary approvals from the U.S. Food and Drug Administration or other regulatory authorities; changes to clinical trial designs and regulatory pathways; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the completion of the Merger; legislative, regulatory, political and economic developments; and those risks and uncertainties and other factors more fully described in filings with the Securities and Exchange Commission (“SEC”), including reports filed on Form 10-K, 10-Q and 8-K, in other filings that ARCA makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement/Prospectus described below under “Important Additional Information About the Proposed Transaction Filed with the SEC,” and in other filings made by ARCA with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, and with regard to the proposed transaction, are based on ARCA’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by ARCA, all of which are subject to change. Such forward-looking statements are made as of the date of this release, and the parties undertake no obligation to update such statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transactions (the “Proposed Transactions”) between ARCA and Oruka Therapeutics, Inc. (“Oruka”) or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for the registration statement on Form S-4 or for any other document that ARCA has filed or may file with the SEC in connection with the Proposed Transactions. In connection with the Proposed Transactions, ARCA has filed with the SEC a registration statement on Form S-4, which contains a proxy statement/prospectus of ARCA. ARCA URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCA, ORUKA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents filed by ARCA with the SEC through the website maintained by the SEC at www.sec.gov. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials filed with the SEC before making any voting or investment decision with respect to the Proposed Transactions. In addition, investors and stockholders should note that ARCA communicates with investors and the public using its website (https://arcabio.com/investors/).

Participants in the Solicitation

ARCA, Oruka and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transactions. Information about ARCA’s directors and executive officers including a description of their interests in ARCA is included in the proxy statement/prospectus relating to the Proposed Transactions and ARCA’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, each as filed with the SEC. Information about ARCA’s and Oruka’s respective directors and executive officers and their interests in the Proposed Transactions is included in the proxy statement/prospectus relating to the Proposed Transactions filed with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1*	Asset Purchase Agreement, dated August 14, 2024, by and between ARCA biopharma, Inc. and Genvara Biopharma, Inc.
104	Cover Page Interactive Data File (formatted as Inline XBRL)

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCA biopharma, Inc. (Registrant)

Date: August 15, 2024	By:	/s/ C. Jeffrey Dekker
Name: C. Jeffrey Dekker Title: Chief Financial Officer

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